

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2022

Bethany M. Owen
Chair, President and Chief Executive Officer
ALLETE, Inc.
30 West Superior Street
Duluth, MN 55802

      Re: ALLETE, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2021
          Filed February 16, 2022
          File No. 001-03548

Dear Ms. Owen:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2021

General

1. We note that you provided more expansive disclosure in your 2021 Corporate Sustainability Report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in these reports.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

2. We note your disclosure on page 100 stating that you are taking certain steps to address climate change. Revise your disclosure to identify any past and/or future capital expenditures for climate-related projects. As part of your response, provide quantitative information for these types of expenditures for each of the periods for which financial statements are presented in your Form 10-K and for any future periods.

3. You provide disclosure on page 32 of your Form 10-K regarding your exposure to reputational risk. Please expand this disclosure to address the consequences of reputational risks resulting from operations that produce greenhouse gas emissions, including, but not limited to, impacts to your credit ratings or your ability to access capital.

4. We note your disclosure on pages 32-33 regarding the physical risks of climate change. If material, further discuss the physical effects of climate change on your operations and results. This disclosure may include quantification of weather-related damages to your property or operations and weather-related impacts on the cost or availability of insurance. Include quantitative information with your response for each of the periods covered by your Form 10-K and, as applicable, tell us about expectations for future periods.

5. You state that your businesses are in substantial compliance with currently applicable environmental regulations. Please tell us about and quantify compliance costs related to climate change your businesses have incurred during the last three years.

6. We note the reference to the sale of renewable energy credits on page 81 of your Form 10-K. Please tell us about the purchase or sale of carbon credits or offsets and the effects on your business, financial condition, and results of operations. Provide quantitative information with your response for each of the periods for which financial statements are presented in your Form 10-K and amounts budgeted for future periods.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation